Filed by Duke Energy Corporation

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: Progress Energy, Inc.

Commission File No.: 333-172899

The following slides were made public by Duke Energy Corporation on August 10, 2011.

SAFE HARBOR

Duke Energy

SAFE HARBOR STATEMENT

This document includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are based on management’s beliefs and assumptions. These forward-looking statements are identified by terms and phrases such as “anticipate,” “believe,” “intend,” “estimate,” “expect,” “continue,” “should,” “could,” “may,” “plan,” “project,” “predict,” “will,” “potential,” “forecast,” “target,” and similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual results to be materially different from the results predicted. Factors that could cause actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to: State, federal and foreign legislative and regulatory initiatives, including costs of compliance with existing and future environmental requirements, as well as rulings that affect cost and investment recovery or have an impact on rate structures; costs and effects of legal and administrative proceedings, settlements, investigations and claims; industrial, commercial and residential growth or decline in Duke Energy Corporation’s (Duke Energy) service territories, customer base or customer usage patterns; additional competition in electric markets and continued industry consolidation; political and regulatory uncertainty in other countries in which Duke Energy conducts business; the influence of weather and other natural phenomena on Duke Energy operations, including the economic, operational and other effects of storms, hurricanes, droughts and tornadoes; the impact on the Duke Energy’s facilities and business from a terrorist attack; the inherent risks associated with the operation and potential construction of nuclear facilities, including environmental, health, safety, regulatory and financial risks; the timing and extent of changes in commodity prices, interest rates and foreign currency exchange rates; unscheduled generation outages, unusual maintenance or repairs and electric transmission system constraints; the performance of electric generation facilities and of projects undertaken by Duke Energy’s non-regulated businesses; the results of financing efforts, including Duke Energy’s ability to obtain financing on favorable terms, which can be affected by various factors, including Duke Energy’s credit ratings and general economic conditions; declines in the market prices of equity securities and resultant cash funding requirements for Duke Energy’s defined benefit pension plans; the level of creditworthiness of counterparties to Duke Energy’s transactions; employee workforce factors, including the potential inability to attract and retain key personnel; growth in opportunities for Duke Energy’s business units, including the timing and success of efforts to develop domestic and international power and other projects; construction and development risks associated with the completion of Duke Energy’s capital investment projects in existing and new generation facilities, including risks related to financing, obtaining and complying with terms of permits, meeting construction budgets and schedules, and satisfying operating and environmental performance standards, as well as the ability to recover costs from ratepayers in a timely manner or at all; the effect of accounting pronouncements issued periodically by accounting standard-setting bodies; the expected timing and likelihood of completion of the proposed merger with Progress Energy, Inc. (Progress Energy), including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed merger that could reduce anticipated benefits or cause the parties to abandon the merger, the diversion of management’s time and attention from Duke Energy’s ongoing business during this time period, the ability to maintain relationships with customers, employees or suppliers as well as the ability to successfully integrate the businesses and realize cost savings and any other synergies and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; the risk that the proposed merger with Progress Energy is terminated prior to completion and results in significant transaction costs to Duke Energy; and the ability to successfully complete merger, acquisition or divestiture plans. These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 that was filed with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in Progress Energy’s and Duke Energy’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than Duke Energy has described. Duke Energy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Williams Capital Group East Coast Seminar

August 10, 2011

SAFE HARBOR (CONT’D)

Duke Energy

REG G DISCLOSURE

In addition, today’s discussion includes certain non-GAAP financial measures as defined under SEC Regulation G. A reconciliation of those measures to the most directly comparable GAAP measures is available on our Investor Relations website at www.duke-energy.com/investors/.

ADDITIONAL INFORMATION ON THE MERGER AND WHERE TO FIND IT

In connection with the proposed merger between Duke Energy and Progress Energy, Duke Energy filed with the SEC a Registration Statement on Form S-4 that includes a joint proxy statement of Duke Energy and Progress Energy and that also constitutes a prospectus of Duke Energy. The Registration Statement was declared effective by the SEC on July 7, 2011. Duke Energy and Progress Energy mailed the definitive joint proxy statement/prospectus to their respective shareholders on or about July 11, 2011. Duke Energy and Progress Energy urge investors and shareholders to read the Registration Statement, including the joint proxy statement/prospectus that is a part of the Registration Statement, as well as other relevant documents filed with the SEC, because they contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Duke Energy’s website (www.duke-energy.com) under the heading “Investors” and then under the heading “Financials/SEC Filings.” You may also obtain these documents, free of charge, from Progress Energy’s website (www.progress-energy.com) under the tab “Our Company” by clicking on “Investor Relations,” then by clicking on “Corporate Profile” and then by clicking on “SEC Filings.”

Williams Capital Group East Coast Seminar

August 10, 2011

DUKE ENERGY BUSINESS MIX

Duke Energy Standalone Business Mix[1]	Pro-Forma Post-Merger Business Mix[2]


6%
14%
80%
Regulated
International
Commercial Power
4%
9%
87%

Regulated Businesses	Commercial Businesses	
U.S. Franchised Electric & Gas	International	Commercial Power

• ~27,000 MW of regulated generation
• Electric transmission & distribution to 4 million customers in 5 states (NC, SC, IN, OH and KY)
• Natural gas distribution to 500,000 customers in OH and KY
	• ~4,200 MW of Latin American generation assets
	• Investment in National Methanol
		• ~7,600 MW of unregulated generation
		  • ~4,000 MW coal
		  • ~3,600 MW gas
		• Renewables business

(1) Forecasted 2011 adjusted segment Earnings Before Interest and Taxes (EBIT) contribution (based upon midpoint of 2011 adjusted diluted EPS range of $1.35 - $1.40). Excludes results for the operations labeled as Other.
(2) Forecasted 2011 adjusted segment EBIT contribution (based upon midpoint of Duke Energy's 2011 adjusted diluted EPS range of $1.35 - $1.40 and midpoint of Progress Energy's 2011 ongoing EPS range of $3.00 - $3.20). Excludes Duke Energy operations labeled as "Other" and Progress Energy operations labeled as "Corporate and Other Businesses".

Williams Capital Group East Coast Seminar August 10, 2011 6

DUKE – PROGRESS MERGER: CREATING THE LARGEST U.S. UTILITY

Duke Energy

The combined company will create the largest U.S. utility, with unmatched scale and scope

Diverse Service Territories

Combined Statistics

Duke Energy

Progress Energy

Combined Rank

Enterprise Value $40.2 B $25.1 B $65.3 B #1

Market Cap. $23.7 B $12.8 B $36.5 B #1

Electric Customers 4.0 M 3.1 M 7.1 M #1

Generation Capacity 35.4 GW1 21.8 GW 57.2 GW1 #1

Total Assets $59 B $33 B $92 B2 #1

Rate Base $22 B $17 B $39 B #1

Duke Energy

Progress Energy

Source: Data as of 12/31/2010

1 Excludes purchased power. Duke Energy and combined amounts exclude approximately 4 GW of Duke Energy International assets

2 Total assets are a summation of the two stand-alone companies and do not include any purchase accounting adjustments from this transaction.

Williams Capital Group East Coast Seminar

August 10, 2011

ATTRACTIVE DIVIDEND POLICY

Duke Energy

Increased the dividend by $0.005 per share (~2%) to $0.25 per share in June 2011, dividend payable September 2011

Duke Energy dividend policy to be maintained post-merger closing

Continued growth in dividend at a rate slower than growth of adjusted diluted EPS

Targeting a long-term payout range of 65% to 70% of adjusted diluted EPS

Attractive payout and yield underscores compelling shareholder value proposition

Dividend quality supported by strong regulated earnings base

Duke Energy has an 84-year history of consecutive quarterly cash dividend payments

DUK Annual Dividend Per History

Spectra Energy Spin-Off (1)

Projected (subject to Board discretion)

$0.51 $0.55 $0.57 $0.59 $0.62 $0.65 $0.67 $0.70 $0.74 $0.78 $0.82 $0.86 $0.90 $0.94 $0.98 $1.02 $1.06 $1.10 $1.10 $1.10 $1.10 $1.10 $1.10 $1.10 $1.10 $1.24 $1.28 $0.88 $0.92 $0.96 $0.98 $1.00

1980 1981 1982 1983 1984 1985 1986 1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011E

Source: FactSet

(1)2007 decrease due to the spin-off of Spectra Energy to shareholders on 1/2/2007 as dividends subsequent to the spin-off were split proportionately between Duke Energy and Spectra Energy such that the sum of the dividends of the two stand-alone companies approximated the former total dividend prior to the spin-off

Note: Annual dividends are split-adjusted and reflect annualized Q4 dividend per share for each year

Williams Capital Group East Coast Seminar

August 10, 2011

POST-MERGER SIMPLIFIED FINANCING STRUCTURE Duke Energy

Duke Energy (HoldCo)

Cinergy Corp. (HoldCo)

Duke Energy International

Progress Energy (HoldCo)

Duke Energy Carolinas

Duke Energy Ohio

Duke Energy Indiana

Progress Energy Carolinas

Progress Energy Florida

Duke Energy Kentucky

Duke Energy Renewables and Other

Issuer Legend

Commercial Paper and LT Financings

Money Pool and LT Financings

Project / International Financings

Dormant Entity

Existing Debt But No Future Issuance

Williams Capital Group East Coast Seminar August 10, 2011

FINANCING PHILOSOPHY AND 2011 PLAN Duke Energy

Financing Philosophy

Utility operating subsidiary financings

Index eligible financings with longer-dated tenors

Utilize first mortgage bonds

Holdco-level debt financings

Short-term and medium-term debt is issued to maintain flexibility

Project financings of renewables investments

International operations funded with in-country debt

2011 Financing Plan(1) ($ in millions)

Duke Energy (2) $330

DE International $50

DE Renewables $165

DE Indiana $250

DE Carolines $500(3) $1,400

Completed Remaining

(1) No issuances are planned in 2011 for DE Ohio or DE Kentucky; certain treasury strategies could change 2011 financing levels (e.g., prefunding 2012 requirements, utilization of cash on hand, etc.)

(2) Includes projected changes in short-term debt and commercial paper

(3) In May, DE Carolinas issued $500 million 3.9% First Mortgage Bonds due 6/2021

Duke Energy uses diversified funding sources to meet its financing needs

Williams Capital Group East Coast Seminar August 10, 2011

CORPORATE CREDIT FACILITIES – CORE REVOLVERS Duke Energy

Duke Energy Master Credit Facility

Progress Energy Corporate Credit Facility

PE Carolinas / PE Florida Credit Facilities

Total Commitment $3,137 MM $478 MM $1,500 MM(2 @ $750 MM)

Closing Date June 2007 May 2006 October 2010

Maturity Date June 2012 May 2012 October 2013

Borrowers 5 Borrowers: DE 1 Borrower: PE 1 Borrower, 2 Corp; DE Carolinas, Corp Facilities: PEC & OH, IN & KY PEF

# of Banks 23 14 22

COMBINED DUKE ENERGY MASTER CREDIT FACILITY

Duke Energy is seeking to close on a combined master credit facility with an effective date at merger closing:

Expected term of 5-Years

Size to be determined, but at least as large as the combination of existing Duke and Progress credit facilities

Borrowing sub-limits at Duke Energy corporate and utility subsidiaries

Combined facility would provide some letter of credit capacity, but be largely undrawn, serving primarily as backstop to a corporate Commercial Paper program

Williams Capital Group East Coast Seminar August 10, 2011

FINANCING PLAN RISKS Duke Energy

Internal Risks

Incremental capital or investment expenditures

Cost overruns

Changes in business plans

Lower internally-generated cash flows than anticipated

Blackout periods

External Risks

Sector specific issues

Capital market conditions

General macroeconomic environment

Event-driven jolts

Williams Capital Group East Coast Seminar August 10, 2011

TOP U.S. UTILITY DEBT ISSUERS 2008-2010 Duke Energy

Market Cap ($bn)

Duke/Progress $37.9 5,525 6,050 2,000

Duke Energy $24.3 3,700 3,750 1,400

Southern Company $33.9 2,400 2,415 2,900

Exelon/Constellation $35.6 2,350 1,750 1,950

FirstEnergy/Allegheny $17.6 900 4,200 450

PG&E $16.0 1,800 1,950 1,550

Exelon $28.2 1,950 1,750 1,400

NextEra $22.5 2,075 1,200 1,550

Progress Energy $13.6 1,825 2,300 600

Dominion $27.5 3,100 850 550

Entergy $11.3 975 1,350 2,050

Sempra Energy $11.7 1,500 1,800 1,050

PPL $15.6 1,100 300 2,910

National Rural Utilities - 3,100 500 650

FirstEnergy $1760 600 3,600

0 2,000 4,000 6,000 8,000 10,000 12,000 14,000

2008 2009 2010

Source: Barclays Capital Note: Does not include retail notes or hybrids/preferreds

Williams Capital Group East Coast Seminar August 10, 2011

Duke Energy Corporation

Non-GAAP Reconciliations

Williams Capital Group East Coast Seminar

August 10, 2011

2011 Forecasted Adjusted Segment EBIT Business Mix

The materials for Duke Energy’s Williams Capital Group East Coast Seminar meetings on August 10, 2011, include a discussion of Duke Energy’s 2011 forecasted business mix by segment, based upon Duke Energy’s forecasted 2011 adjusted segment EBIT. Additionally, the materials include a discussion of the pro-forma 2011 forecasted business mix by segment for the combined company, based upon Duke Energy’s forecasted 2011 adjusted segment EBIT and Progress Energy Inc.’s (“Progress Energy”) forecasted 2011 adjusted EBIT (which is based on the midpoint of Progress Energy’s forecasted 2011 ongoing EPS range of $3.00 - $3.20). Progress Energy’s management’s use of ongoing earnings per share to evaluate the operations of Progress Energy and to establish goals for management and employees is discussed further below.

The primary performance measure used by Duke Energy’s management to evaluate segment performance is segment EBIT from continuing operations, which at the segment level represents all profits from continuing operations (both operating and non-operating), including any equity in earnings of unconsolidated affiliates, before deducting interest and taxes, and is net of the income attributable to non-controlling interests. Management believes segment EBIT from continuing operations, which is the GAAP measure used to report segment results, is a good indicator of each segment’s operating performance as it represents the results of Duke Energy’s ownership interests in continuing operations without regard to financing methods or capital structures. Duke Energy also uses adjusted segment EBIT as a measure of historical and anticipated future segment performance. When used for future periods, adjusted segment EBIT may also include any amounts that may be reported as discontinued operations or extraordinary items.

Adjusted segment EBIT is a non-GAAP financial measure as it represents reported segment EBIT adjusted for the impact of special items and the mark-to market impacts of economic hedges in the Commercial Power segment. Special items represent certain charges and credits which management believes will not be recurring on a regular basis, although it is reasonably possible such charges and credits could recur. Mark-to-market adjustments reflect the mark-to-market impact of derivative contracts, which is recognized in GAAP earnings immediately as such derivative contracts do not qualify for hedge accounting or regulatory accounting, used in Duke Energy’s hedging of a portion of the economic value of certain of its generation assets in the Commercial Power segment. The economic value of the generation assets is subject to fluctuations in fair value due to market price volatility of the input and output commodities (e.g., coal, power) and, as such, the economic hedging involves both purchases and sales of those input and output commodities related to the generation assets. Because the operations of the generation assets are accounted for under the accrual method, management believes that excluding the impact of mark-to-market changes of the economic hedge contracts from adjusted earnings until settlement better matches the financial impacts of the hedge contract with the portion of the economic value of the underlying hedged asset.

Management believes that the presentation of adjusted segment EBIT provides useful information to investors, as it provides them an additional relevant comparison of a segment’s performance across periods. The most directly comparable GAAP measure for adjusted segment EBIT is reported segment EBIT, which represents segment results from continuing operations, including any special items. Due to the forward-looking nature of this non-GAAP financial measure for 2011 and future periods, information to reconcile it to the most directly comparable GAAP financial measure is not available at this time, as management is unable to project special items for future periods.

Dividend Payout Ratio

The materials for Duke Energy’s Williams Capital Group East Coast Seminar meetings on August 10, 2011, include a discussion of Duke Energy’s anticipated long-term dividend payout ratio of 65-70% based upon adjusted diluted EPS. This payout ratio is a non-GAAP financial measure as it is based upon forecasted diluted EPS from continuing operations attributable to Duke Energy Corporation shareholders, adjusted for the per-share impact of special items and the mark-to-market impacts of economic hedges in the Commercial Power segment, as discussed above under “2011 Forecasted Adjusted Segment EBIT Business Mix.” The most directly comparable GAAP measure for adjusted diluted EPS is reported diluted EPS from continuing operations attributable to Duke Energy Corporation common shareholders, which includes the impact of special items and the mark-to-market impacts of economic hedges in the Commercial Power segment. Due to the forward-looking nature of this non-GAAP financial measure for future periods, information to reconcile it to the most directly comparable GAAP financial measure is not available at this time, as management is unable to project special items or mark-to-market adjustments for future periods.

Progress Energy, Inc.

Non-GAAP Financial Measures

Williams Capital Group East Coast Seminar

August 10, 2011

Ongoing Earnings Per Share

Progress Energy’s management uses ongoing earnings per share to evaluate the operations of the company and to establish goals for management and employees. Management believes this non-GAAP measure is appropriate for understanding the business and assessing our potential future performance, because excluded items are limited to those that we believe are not representative of our fundamental core earnings. Ongoing earnings as discussed in the materials for Duke Energy’s William Capital Group East Coast Seminar meetings, may not be comparable to similarly titled measures used by other companies.

The ongoing earnings guidance excludes the impact, if any, from discontinued operations, the effects of certain identified gains and charges and any merger and integration costs from the proposed strategic combination with Duke Energy Corporation. Progress Energy is not able to provide a corresponding GAAP equivalent for the 2011 ongoing earnings guidance due to the uncertain nature and amount of these adjustments.